
FILE REFERENCE
82-5222
HBOS plc

The Mound
EDINBURGH
EH1 1YZ

CB/6/CSEC/DJM/DB

02 JAN 18 AM 8:29

30th November 2001

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 01422 333179
Fax No 01422 332765


02002623

Exemption

PROCESSED
SUPPL
MAY 29 2002
THOMSON
FINANCIAL

Dear Sirs

I attach documents either sent to shareholders or made available to the public for the period 1st November – 30th November 2001.

Form 8 declaration under the City Code of Take-Overs and Mergers – 1,772 shares – 1st November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 322 shares – 2nd November 2001
4 G88(2)'s Return of Allotment of Shares registered on 7th November 2001 – HBOS plc
2 G88(2)'s Return of Allotment of Shares registered on 7th November 2001 – Halifax Group plc
Form 8 declaration under the City Code of Take-Overs and Mergers – 202 shares – 7th November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 91,520 & 318 shares – 8th November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 782 shares – 9th November 2001
3 G88(2)'s Return of Allotment of Shares registered on 14th November 2001 – HBOS plc
2 G88(2)'s Return of Allotment of Shares registered on 14th November 2001 – Halifax Group plc
Form 8 declaration under the City Code of Take-Overs and Mergers 4,380 shares – 14th November 2001Form 8 declaration under the City Code of Take-Overs and Mergers – 264 shares bought & 700 shares sold – 14th November 2001
Form SAR 5 disclosure under Note 3 on Rule 5 of the rules governing substantial acquisitions of shares – 250,000 on 16th November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers - 338 shares – 16th November 2001

Form 8 declaration under the City Code of Take-Overs and Mergers – 856 shares – 19th November 2001
3 G88(2)'s Return of Allotment of Shares registered on 21st November 2001 – HBOS plc
2 G88(2)'s Return of Allotment of Shares registered on 21st November 2001 – Halifax Group plc
Form 8 declaration under the City Code of Take-Overs and Mergers – 108 shares – 22nd November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 144 and 470 shares – 23rd November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 231,195 shares – 23rd November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 100,739 shares – 26th November 2001
Form SAR 5 disclosure under Note 3 on Rule 5 of the rules governing substantial acquisitions of shares – 500,000 shares – 26th November 2001
Form 8 declaration under the City Code of Take-Overs and Mergers – 10,000 shares – 27th November 2001
Form SAR 5 disclosure under Note 3 on Rule 5 of the rules governing substantial acquisitions of shares – 500,000 shares – 28th November 2001

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

D J McPherson
Deputy Secretary
Company Secretary's Department

Enc.

FILE REFERENCE
82-5222

CLERICAL MEDICAL INVESTMENT COMPANY 090890

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure: **06/11/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **02/11/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
	322	**£7.44p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,712,664** **(1.49%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ......[signature]............
(Also print name of signatory): ....Kaeron Heraty..............................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129



82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,722	703	779
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	Class of shares allotted Ordinary	Number allotted 12,808
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name See also separate sheet - schedule of allottees	Class of shares allotted	Number allotted 1,396
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary, Halifax plc, Trinity Road,
Halifax, West Yorkshire, HX1 2RG

Tel Tel: 01422 333333
Fax: 01422 333000

DX number DX exchange

Blueprint 2000 Company Secretary

HBOS PLC - ROLLED OVER
Maturity/Early Leaver Closure Schedule

	Shares to Individual	**7th November 2001**
Mrs Patricia P McKay 2 Church Road Alresford COLCHESTER CO7 8AB	**703**	
Mr Peter Horlock 14 Spindleberry Grove Nailsea BRISTOL BS19 1QE	**693**	
Totl	**1396**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,744	6,600	148
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 16,701
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted:	Number allotted: 791
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Mayer Asst **Date** 20/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary, Halifax plc, Trinity Road,
Halifax, West Yorkshire, HX1 2RG
Tel: 01422 333333
Fax: 01422 333000

DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC _ NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

	Shares to Individual	**7th November 2001**
Mrs Mary McBride Carey 1 Crakston Close Stoke Hill Estate COVENTRY CV2 5EB	**322**	
Mrs Janice Teresa McCulloch 79A Palmerston Road BUCKHURST HILL Essex IG9 5NS	**469**	
Totals	**791**	


Blueprint
2000
Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC 218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 / 11 / 2001	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,989		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,989
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary, Halifax plc, Trinity Road,

Halifax, West Yorkshire, HX1 2RG

Tel Tel: 01422 333333
Fax: 01422 333000

DX number DX exchange

Blueprint 2000 Company Secretary



82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,367		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 11,111
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted	Number allotted: 256
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary, Halifax plc, Trinity Road,
Halifax, West Yorkshire, HX1 2RG

Tel Tel: 01422 333333
Fax: 01422 333000

DX number DX exchange

Blueprint 2000 Company Secretary

NOT ROLLED OVER
HALIFAX PLC
Maturity/Early Leaver Closure Schedule

Shares to Individual 31st October 2001

DECEASED Joan Hiley **256**
7 Brier Hey Close
HEBDEN BRIDGE
West Yorkshire HX7 5PL

The Executor is James Frederick Hiley of the same address



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3474881

Company Name in full Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,744	6,600	148
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 16,701
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted	Number allotted: 791
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 20/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary, Halifax plc, Trinity Road,
Halifax, West Yorkshire, HX1 2RG
Tel Tel: 01422 333333
Fax: 01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC _ NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

	Shares to Individual 7th November 2001
Mrs Mary McBride Carey 1 Crakston Close Stoke Hill Estate COVENTRY CV2 5EB	**322**
Mrs Janice Teresa McCulloch 79A Palmerston Road BUCKHURST HILL Essex IG9 5NS	**469**
Totals	**791**



82-5222

88(2)

02 JAN 12

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3474881

Company Name in full Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 7	1 1	2 0 0 1			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,989		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	4,989
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2011101

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary, Halifax plc, Trinity Road
Halifax, West Yorkshire, HX1 2RG
Tel Tel: 01422 333333
Fax: 01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

CLERICAL MEDICAL INVESTMENT COMPANY

186728

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure: **09/11/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **07/11/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	202	**£7.4005p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,712,462** **(1.49%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....
(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]............
(Also print name of signatory): ....Kaeron Heraty..............................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

82-3222

CLERICAL MEDICAL INVESTMENT COMPANY 026843

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure: 09/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **08/11/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	91,520	£7.4125p
	Transfer Out 318	£5.19p

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,620,624** **(1.48%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)....... ....
....
OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....
(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ......[signature]............
(Also print name of signatory): ....Kaeron Heraty.................................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

82-5222

CLERICAL MEDICAL INVESTMENT COMPANY 238342

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure: 12/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **09/11/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	Transfer Out 782	**£3.194p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,619,842** **(1.48%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]..............
(Also print name of signatory): ....Kaeron Heraty...............................
Telephone and extension number in connection with queries: 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129


Blueprint
2000
Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,857	11,310	506
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£8.42	£8.125

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees LImited	Ordinary	21,606
Address Trinity Road Halifax West YOrkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See also separate sheet - schedule of allottees	Ordinary	67
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 14th November 2001

Ms Susan Fussell 9 Robin Way Chipping Sodbury BRISTOL BS37 6JN		**67**
	Totals	**67**


Blueprint
2000
Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,920	3,966	819
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 16,465
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted: Ordinary	Number allotted: 240
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 14th November 2001

		Shares to Individual 14th November 2001
Mrs Lesley Brown 14 Westfield Road Pocklington YORK YO42 2EZ		**240**
	Total	**240**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,921		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,921
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 26/11/01

A ~~director~~ / Assy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

Blueprint 2000 Company Secretary

FILE REFERENCE 82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3474881

Company Name in full Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,920	3,966	819
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	16,465
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Ordinary	240
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 14th November 2001

240

Mrs Lesley Brown
14 Westfield Road Pocklington
YORK
YO42 2EZ

Total **240**



82-5222

88(2)

Return of Allotment of Shares

JAN 18 ... 8:20

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,921		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,921
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333 01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

FILE REFERENCE
82-5222

CLERICAL MEDICAL INVESTMENT COMPANY

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 27/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **14/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	4,380	£7.435p

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,383,601** (1.44%)

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..................................
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]....
(Also print name of signatory): ....Tim Harrison..................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

286322 FILE REFERENCE 82-5222

CLERICAL MEDICAL INVESTMENT COMPANY

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure: 06/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **14/11/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
264	700	£7.44p

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,619,406** **(1.48%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison.................................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

126436

FILE REFERENCE
82-5222

FORM SAR 5

Lodge with Company Announcements Office and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are sold.

Date of disclosure 19/11/01

DISCLOSURE UNDER NOTE 3 ON RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale 16/11/01

Sale of GOLDEN PROSPECT PLC ORD GBP 0.10 (name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
ORDINARY 10p	250,000 shares	
	rights	

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
25,093,750 (%)	(%)	28.84 (%)

(3) Party making disclosure HBOS PLC

(4) (a) Name of person selling shares or rights over shares and, if different, beneficial owner THE EQUITABLE LIFE ASSUR-ANCE SOCIETY

(b) Names of any other persons acting by agreement or understanding

Signed, for and on behalf of the party named in (3) above [signature]

(Also print name of signatory) KAERON HORATY

Telephone and extension number 0207 321 1139

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FILE REFERENCE
82-5222

49563c

CLERICAL MEDICAL INVESTMENT COMPANY

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure: 19/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **16/11/01**

Dealing in : (name of company) **Powergen plc**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
	Transfer Out 338	**£2.035p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,619,068** **(1.48%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....TH..........................
(Also print name of signatory): ....Tim Harrison...............................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 27/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **19/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	856	£7.430p

(3) Resultant total of the same class owned or controlled (and percentage of class **9,382,745** **(1.44%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..................................

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....[signature]..................
(Also print name of signatory): ....Tim Harrison..................................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129



82-5222

02 JAN 10

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,218	403	2,177
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£8.47	£8.125

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 9,798
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/11/01

Asst. ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary


Blueprint
2000
Company Secretary

FILE REFERENCE
82-5222

00(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,576	7,957	2,369
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,278
Address: Trinity Road Halifax West YOrkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted: Ordinary	Number allotted: 624
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 21st November 2001

Mrs Angela Smith 105 Sussex Road Coundon COVENTRY	**268**	
Mrs Angela Smith 105 Sussex Road Coundon COVENTRY	**96**	
DECEASED Barry Clough c/o 35 Faulkland Road Oldfield Park BATH	**260**	The Executor is Mrs June Clough he address is 35 Faulkland Road
	624	


Blueprint
2000
Company Secretary

82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,540		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 8,412
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted: Ordinary	Number allotted: 128
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26 Nov 01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange


Blueprint 2000
Company Secretary

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual   21st November 2001

Mrs Angela Smith 105 Sussex Road Coundon COVENTRY	128
	128


Blueprint
2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	Halifax Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,576	7,957	2,369
Nominal value of each share	£0.20	£0.20	£0.20
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,278
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet - schedule of allottees	Class of shares allotted: Ordinary	Number allotted: 624
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road

Halifax West Yorkshire HX1 2RG

Tel 01422 333333
01422 333000

DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 21st November 2001

Mrs Angela Smith 105 Sussex Road Coundon COVENTRY	**268**	
Mrs Angela Smith 105 Sussex Road *Coundon* COVENTRY	**96**	
DECEASED Barry Clough c/o 35 Faulkland Road Oldfield Park BATH	**260**	The Executor is Mrs June Clough he address is 35 Faulkland Road
	624	


Blueprint
2000
Company Secretary

FILE REF. 82-5222

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3474881
Company Name in full	Halifax Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,540		
Nominal value of each share	£0.20		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	8,412
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See also separate sheet-schedule of allottees	Ordinary	128
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/01

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Assistant Secretary Halifax plc Trinity Road
Halifax West Yorkshire HX1 2RG
Tel 01422 333333
01422 333000
DX number DX exchange

Blueprint 2000 Company Secretary

HALIFAX PLC - NOT ROLLED OVER
Maturity/Early Leaver Closure Schedule

Shares to Individual 21st November 2001

Mrs Angela Smith 105 Sussex Road Coundon COVENTRY	**128**
	128

CLERICAL MEDICAL INVESTMENT COMPANY

066393

FILE REFERENCE
82-5222

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **26/11/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **22/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
108		**£7.44p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,619,176** **(1.48%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.

Bank of Scotland
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison..............................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 28/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **23/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	144	£5.53p
	470	£4.87p

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,281,392** **(1.42%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)...
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....[signature]..................
(Also print name of signatory): ....Tim Harrison...............................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

23

FILE REFERENCE
82-5222

CLERICAL MEDICAL INVESTMENT COMPANY

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 26/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **23/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	**Amount Sold**	**Price per unit**
	231,195	**£7.4275p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,387,981** **(1.44%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
Bank of Scotland
Clerical Medical Investment Group

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) **YES/~~NO~~**

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison................................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

CLERICAL MEDICAL INVESTMENT COMPANY

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 27/11/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **26/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
	100,739	£7.4325p

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,282,006** **(1.42%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)........ ....
....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....
....
(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....
(Also print name of signatory): ....Tim Harrison..................................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

117359

FILE REFERENCE
82-5222

FORM SAR 5

Lodge with Company Announcements Office and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are sold.

Date of disclosure 29/4/01

DISCLOSURE UNDER NOTE 3 ON RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale 26/4/01

Sale of GOLDEN PROSPECT PLC ORD 0.10 (name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
ORDINARY 10p	500,000 shares	
	... rights	...

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
24,595,750 (%)	... (%)	28.27 (%)

(3) Party making disclosure HBOS

(4) (a) Name of person selling shares or rights over shares and, if different, beneficial owner THE EQUITABLE LIFE ASSURANCE SOCIETY

(b) Names of any other persons acting by agreement or understanding

Signed, for and on behalf of the party named in (3) above [signature]

(Also print name of signatory) Tim Harrison

Telephone and extension number 020 7321 1225

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure **28/11/01**

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing: **27/11/01**

Dealing in : (name of company) **Powergen Ord 50p**

(1) Class of securities (eg ordinary shares) **Ordinary 50p**

(2) Amount Bought	Amount Sold	Price per unit
10,000		**£7.4450p**

(3) Resultant total of the same class owned or controlled
(and percentage of class **9,291,392** **(1.43%)**

(4) Party making disclosure : **HBOS PLC**

(5) **EITHER** (a) Name of purchaser/vendor-(Note 1)..

....

OR (b) If dealing for discretionary client(s), name of fund management organisation.
The Equitable Life Assurance Society

(6) Reason for disclosure (Note 2)
(a) **Associate of** (i) offeror (Note 3) ~~YES~~/NO
(ii) offeree company ~~YES~~/NO

Specify which category or categories of associate (1-8 overleaf) ....
If category (8) , explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of
The class of relevant securities dealt in) YES/~~NO~~

Signed, for and on behalf of the party named in (4) above ....[signature]...............
(Also print name of signatory): ....Tim Harrison..............................
Telephone and extension number in connection with queries: 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company.If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3. Specify which offerer if there is more than one.
Note 4. When an arrangement exists with any offerer, with the offeree company or with an associate of any offerer or of the offeree company in relation to relevant securities details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

For full details of disclosure requirements, see Rule 8 of the code. If in doubt, contact the Panel on Take-overs and Mergers. Tel 020 7382 9026 or the Monitoring Section on 020 7638 0129

FILE REFERENCE
82-5222

081872

FORM SAR 5

Lodge with Company Announcements Office and Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are sold.

Date of disclosure 29/11/01

DISCLOSURE UNDER NOTE 3 ON RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale 28/11/01

Sale of GOLDEN PROSPECT PLC ORD 0.10 (name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
ORDINARY 10p	500,000 shares	
	... rights	...

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
24,093,750 (%)	... (%)	27.69 (%)

(3) Party making disclosure HBOS

(4) (a) Name of person selling shares or rights over shares and, if different, beneficial owner THE EQUITABLE LIFE ASSURANCE SOCIETY

(b) Names of any other persons acting by agreement or understanding ...

Signed, for and on behalf of the party named in (3) above [signature]

(Also print name of signatory) Tim Harrison

Telephone and extension number 020 7321 1225

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.